Exhibit 19

CAPITOL FEDERAL FINANCIAL, INC.
Insider Trading Policy
Board Delegation of Responsibility
The Board of Directors (Board) is responsible for this policy and has delegated this responsibility, including alterations and annual review, to the:

Chairman of the Board	Chief Executive Officer

Board Approval Date: August 1, 2024
Previous Board Approval Date: July 25, 2023

Regulations
SEC and NASDAQ

Applicability of Policy
This Policy applies to all transactions in the Company's securities, including common stock, options for common stock and any other securities the Company may issue from time to time, such as preferred stock, warrants and debt securities. It applies to Capitol Federal Financial, Inc., all directors, officers, and employees of the Company and its subsidiaries who receive or have access to "Material Non-public Information" regarding the Company, as well as to anyone (family member or otherwise) living in their households. Members of this group of people are sometimes referred to in this Policy as "Insiders". Any employee can be an Insider from time to time, and would (along with anyone else living in his or her home) at those times be subject to this Policy. This Policy also applies to any person who receives Material Non-public Information from any Insider for so long as the information is not publicly known (i.e., has not been publicly disclosed).

Statement of Policy
1.Trading on Material Non-public Information. Unless done pursuant to a pre-approval Rule 10b5-1 trading plan (discussed below under "Guidelines Applicable to Directors, Executive Officers and Certain Employees - Rule 10b5-1 Plans"), you may not purchase or sell any of the Company's securities during any period beginning with the date that you possess Material Non- public Information concerning the Company and ending at the close of business on the first full trading day following the date of public disclosure of that information. In addition, you may not write any options on or short-sell securities of the Company at any time, even during the trading window described below under "Guidelines Applicable to Directors, Executive Officers and Certain Employees - Trading Windows and Preclearance." These prohibitions also apply to anyone else (family members or otherwise) living in your household.
2.Tipping. You may not disclose ("tip") Material Non-public Information to any other person (including, but not limited to, family members) where the information may be used by such person to profit (or avoid a loss) by trading in the securities of the Company or any company to which the information relates. You may not make recommendations or express opinions on the basis of Material Non-public Information as to trading in the Company's or any other company's securities.
3.Confidentiality of Non-public Information. In the normal course of business, directors, officers and employees may be given or may acquire information about the business of the Company, its customers, its suppliers or other vendors or its affiliates, which is not available to the general public. This information, which may include financial data and business plans and strategies, is confidential and is the property of the Company. All directors and employees are responsible for respecting and maintaining the confidential nature of this information in accordance with the Company's Code of Conduct and Code of Ethics Policy.

Definition of Public Disclosure
Public disclosure generally means a filing with the Securities and Exchange Commission or a corporate press release followed by dissemination through publications or news services with general distribution or the Internet. A speech to an audience, a TV or radio appearance, or an article in an obscure magazine does not qualify as public disclosure. Public disclosure means that the securities markets have had the opportunity to digest the news. Generally, waiting a full business day following release to national wire services and/or filing with the Securities and Exchange Commission is regarded as sufficient for dissemination and interpretation of material information.

Definition of Material Non-Public Information
Some confidential information is also Material Non-public Information and subject to the restrictions of federal and state securities laws and regulations as to its communication and use.
Non-public information is information that has not been previously and fully disclosed to the general public and is otherwise not available to the general public. Information about the Company that is not yet in general circulation is considered non-public. Similarly, information received about another company in circumstances indicating that it is not yet in general circulation is considered non-public.
Information is material if a reasonable investor would likely consider the information important when deciding to buy or sell a security. While it may be difficult under this standard to determine whether information is material, there are various categories of information that are particularly sensitive and, as a general rule, should always be considered material. Examples of this type of information include:
•Proposals or plans for mergers, acquisitions, purchases or dispositions of substantial assets or tender offers;
•Earnings estimates or results, whether for the month, quarter or year;
•Substantial deviation from Company issued projections, particularly earnings projections, or past business practices;
•Changes in dividend policy;
•New product innovation, development or implementation;
•New equity or debt offerings;
•Major litigation, adverse regulatory proceeding or material threat of either event;
•Cybersecurity breach;

•Significant operational issues, including changes in senior management and changes in the value or composition of assets, or significant changes in non-performing assets or the allowance for loan and lease losses; and
•Significant expansion of operations, whether geographic or otherwise, or the curtailment of current or future planned operations.
Employees and directors routinely or on occasion come into possession of Material Non-public Information about the Company by virtue of their responsibilities and functions. All information that you learn about the Company or its business plans in connection with your service to the Company is potentially Material Non-public Information until publicly disclosed by the Company. As with all confidential information, Material Non-public Information can only be discussed or shared outside of the Company as necessary to complete a job assignment or as required by law and in compliance with existing non-disclosure agreements or similar arrangements. Material Non-public Information is not to be disclosed to other employees of the Company or its subsidiaries except in instances when other employees need to know the information to perform their job functions. You may not disclose it to others, such as family members or business or social acquaintances who do not need to know it for legitimate business reasons. If this Non-public information is, in fact, also "material", you are required by law and Company policy to refrain from trading in Company securities and from passing the information on to others who may trade Company securities.

Applicability to Directors, Executive Officers and Certain Employees
There are procedures that must be followed by certain persons to reduce the likelihood that they will be viewed as engaging in insider trading. Directors and executive officers and any individuals living in their households (family members or otherwise) are required to comply with these procedures at all times, and other employees may be informed that they are required to comply with these procedures on a permanent or temporary basis, either because of their position with the Company or because of their involvement with matters that result in or could result in knowledge of Material Non-public Information. Even if you are not informed that you are required to comply with these procedures, following these procedures may assist you in complying with the law and the Company's policy against insider trading.
Any person who has any questions about specific transactions should obtain additional guidance from an Investor Relations representative or the Chief Financial Officer. Remember, however, the ultimate responsibility for adhering to this policy statement and avoiding improper transactions rests with each director, officer and employee. It is imperative to use your best judgment, and if you have any doubt, do not purchase or sell Company securities.

Trading Windows and Preclearance. Unless made pursuant to a pre-approved Rule 10b5-1 trading plan (discussed below), purchases and sales of the Company stock by Insiders may be made only during the "window" periods that follow the release of the Company's year-end and quarterly earnings announcements. Each window period begins at the close of business on the first full trading day following the date of public disclosure of that information and ends on the first day of the next calendar quarter. Even during a window period, however, an Insider may not initiate a transaction in Company stock if he or she is aware of Material Non-public Information about the Company. To ensure that a material event is not on the horizon, all transactions in Company stock by Insiders must be cleared in advance by Investor Relations, even during a window period. From time to time, the Company may not permit trading in its stock by Insiders during a window period due to Material Non- public Information developments. Should this occur, the Company may notify particular individuals that they should not engage in any transactions in the Company's securities and not disclose to others the fact that the trading window has been closed.
Transactions in the Company stock by Non-Insiders need not be effected during a window period since such persons are generally free to engage in transactions in the Company stock anytime they wish, as long as they are not aware of Material Non-public Information or have not otherwise been notified that they must refrain from trading. If you are a Non-Insider and think you may be aware of Material Non- public Information and wish to trade, you should either refrain from trading or contact Investor Relations before initiating a transaction.
Rule 10b5-1 Plans. The Securities and Exchange Commission's Rule 10b5-1(c) provides a defense from insider trading liability for trades occurring pursuant to a pre-arranged trading plan that meets specified conditions. You should consult with your own legal advisor before entering into a trading plan. Under this rule, if you enter into a binding contract, provide an instruction or adopt a written plan to purchase or sell securities that specifies the amount, price and date on which securities are to be purchased or sold, and these arrangements are established at a time when you are not aware of Material Non-public Information, then you may claim a defense to insider trading liability if the transactions under the trading plan occur at a time when you have subsequently become aware of Material Non- public Information. Arrangements under the rule may specify the amount, price and date through a formula or may specify trading parameters which another person has discretion to administer, but you must not exercise any subsequent discretion affecting the transactions, and if your broker or any other person exercises discretion in implementing the trades, you must not influence his or her actions and he or she must not possess any Material Non-public Information at the time of the trades. Trading plans can be established for a single trade or a series of trades. For example, you could adopt a plan providing for the entry with a broker of limit orders to purchase a specified number of shares of Company stock on the first trading day of each month if the price does not exceed a specified level.
Any Insider who is subject to Section 16 reporting obligations who wishes to implement or modify a trading plan under Rule 10b5-1 must first provide a copy of the written agreement describing the terms of the plan to Investor Relations. An Insider may enter into or modify a trading plan only during a window period. Transactions by Insiders affected pursuant to a trading plan will not require further clearance at the time of the transaction if the plan specifies the dates, prices, and amounts of the contemplated trades, or establishes a formula for determining the dates, prices and amounts. Transactions in the Company stock by non-Insiders may be made through a trading plan, but do not require the written plan be provided to - Investor Relations and need not be effected during a window period since such persons are generally free to engage in transactions in the Company stock anytime they wish, as long as they are not aware of Material Non-public Information or have not otherwise been notified that they must refrain from trading. If you think you may be aware of Material Non-public Information and wish to establish a trading plan, you should either refrain from establishing such a plan or contact Investor Relations before doing so.

Individual Responsibility of Each Director, Officer and Employee to Comply with the Policy
Every director, officer and employee has the individual responsibility to comply with this Policy on insider trading. The guidelines set forth in this Policy are guidelines only, and appropriate judgment should be exercised in connection with any trade in the Company's securities.
An Insider may, from time to time, have to forego a proposed transaction in the Company's securities even if he or she planned to make the transaction before learning of the Material Non-public Information and even though the Insider believes he or she may suffer an economic loss or forego anticipated profit by waiting.
If Material Non-public Information is inadvertently disclosed, no matter the circumstances, by any director, officer or employee, the person making or discovering that disclosure needs to immediately report the facts to Investor Relations or the Chief Financial Officer.

Responsibility of Supervisory Persons
The Company, as well as an officer, director, or other Company manager, is subject to liability under the federal securities laws if the Company or such person knew or recklessly disregarded the fact that a person directly or indirectly under the Company's or such person's control was likely to trade securities on the basis of Material Non-public Information and failed to take appropriate steps to prevent the trading before it occurred.

Applicability of Policy to Inside Information Regarding Other Companies
This Policy and the guidelines described in this Policy also apply to Material Non-public Information relating to other companies, including the Company's customers, vendors or suppliers ("Business Partners"), particularly when that information is obtained in the course of employment with, or other services performed on behalf of, the Company. Civil and criminal penalties, and disciplinary action by the Company up to and including termination of employment, may result from trading on inside information regarding the Company's Business Partners. All employees are to treat Material Non- public Information about the Company's Business Partners with the same care required with respect to information related directly to the Company.

Applicability of Policy to Stock Awards
The Company's insider trading policy does not apply to the exercise of a stock option or the vesting of restricted stock granted under a Company plan, or to the exercise of a tax withholding right pursuant to which you elect to have the Company withhold shares issued pursuant to the exercise of an option or vesting under a restricted stock grant, to satisfy tax withholding requirements.
The policy does apply, however, to any sale of the shares acquired pursuant to the exercise of the option, including any sale as part of a broker-assisted cashless exercise of an option, or any other market sale of the option shares, whether for the purpose of generating the cash needed to pay the exercise price of an option or otherwise. The policy also applies to the disposition of shares of Company stock by using such shares to pay the exercise price of a stock option. For Insiders, such transactions may only be effected during a window period and only after obtaining pre-clearance or pursuant to a pre-approved Rule 10b5-1 trading plan or with prior approval as set forth in this Policy.

Broker Interface Procedures
To ensure compliance with this Policy and timely reporting of transactions to the Securities and Exchange Commission, directors and executive officers of the Company must impose two requirements on brokers handling their transactions in Company stock:
1.Not to enter any buy or sell order (except for orders under pre-approved Rule 10b5-1 plans) without (a) first verifying with the Company that your transaction was pre-cleared and (b) complying with the brokerage firm's compliance procedures (e.g., Rule 144 for sales).
2.To report to the Company via (a) telephone and (b) in writing (via e-mail or fax) the details of every transaction involving Company stock, including all 10b5-1 transactions, within one business day after the trade date. This information needs to be provided to Investor Relations; telephone: (785) 270-6055; e-mail: investorrelations@capfed.com.

Potential Criminal and Civil Liability and/or Disciplinary Action
Criminal and Civil Liability. Violations of the insider trading laws may result in criminal and/or civil liability, as follows:
•Criminal penalties for individuals convicted of insider trading of up to twenty years in jail and fines of up to $5,000,000 resulting from the violation. Criminal penalties for the Company of up to $25,000,000 may also be imposed. These criminal penalties are in addition to substantial civil penalties.
•Liability for insider trading violations of employees by so-called "controlling persons," a term which includes the Company, its directors, officers and supervisory employees. The Company (as well as other natural and non-natural persons who are deemed to be controlling persons of the violator) may face civil penalties not to exceed the greater of $1,000,000 or three times the profit gained or loss avoided as a result of the violation.
•Costly regulatory investigations, which may result in administrative civil money penalties and injunctions and bar securities law violators from serving as directors or officers of public companies.
Possible Disciplinary Actions. Violators of this Policy shall also be subject to disciplinary action by the Company, which may include ineligibility for future participation in the Company's equity incentive plans or other disciplinary action up to and including termination of employment.

Inquiries
Please direct any questions regarding this Policy to an Investor Relations representative or the Chief Financial Officer.